Exhibit (a)(2)

[Letterhead of Good Guys, Inc.]

November 7, 2003

     Ladies and Gentlemen:

     Good Guys, Inc. (the “Company”) is inviting option holders who hold options to purchase shares of Good Guys common stock, whether or not vested, granted to employees and non-employee directors prior to November 8, 2000 under Good Guys’ 1985 Stock Option Plan or its 1994 Stock Incentive Plan, regardless of the exercise price of such options (each, an “eligible option”), to tender their eligible options for purchase by the Company at a price of $0.20 per share, net to the seller in cash, without interest. On the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated November 7, 2003, the Company will purchase all eligible options tendered.

     The offer is explained in detail in the enclosed Offer to Purchase and the election to tender options. We encourage you to read these materials carefully before making any decision with respect to the offer. If you desire to tender your eligible options, the instructions on how to tender eligible options are also explained in detail in the accompanying materials.

     Neither the Company nor the Board of Directors makes any recommendation to any option holder as to whether to tender or refrain from tendering his or her eligible options. You must make the decision whether to tender your eligible options and, if so, what number of eligible options should be tendered.

     The offer is not conditioned on any minimum amount of eligible options being tendered. The offer, however, is subject to certain other conditions, including the closing of the merger of the Company with CompUSA Inc., described in the enclosed Offer to Purchase.

     Please note that the offer will expire at 5:00 p.m., Pacific Time, on December 8, 2003, unless it is extended. Questions with respect to the offer should be referred to Good Guys, Inc., Attention: David A. Carter. Telephone number: (510) 747-6000. Facsimile number: (510) 747-6064.

     On behalf of the Board of Directors, thank you for your continued interest and support.

Sincerely yours,

Kenneth R.Weller
Chairman and Chief Executive Officer

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